Microsemi to Acquire PowerDsine Ltd.
Adds Growing Opportunity for Power over Ethernet and Strong Analog and Mixed Signal Design Team to Microsemi

IRVINE, California and HOD HASHARON, Israel October 24, 2006 - Microsemi Corporation ("Microsemi") (Nasdaq:MSCC) today announced that it has entered into a definitive agreement to acquire PowerDsine Ltd. ("PowerDsine") (Nasdaq:PDSN). With this acquisition, Microsemi, a world leader in the design and manufacture of high performance analog solutions and high reliability semiconductor solutions, expands its portfolio of product offerings to include a broad range of Power over Ethernet ("PoE") solutions and further enhances its strong analog and mixed signal design capabilities.

Under the terms of the agreement, each PowerDsine shareholder will receive $8.25 per share in cash and 0.1498 shares of Microsemi common stock for each share of PowerDsine common stock. Based on closing stock prices on October 23, the total consideration values PowerDsine at $11.00 per share, an 18.5% premium to PowerDsine's last closing stock price, for a total consideration of $245 million on a fully-diluted basis, or $168 million net of cash acquired. Microsemi expects the transaction to be neutral to slightly dilutive to EPS for the first 12 months after closing and accretive thereafter.

"PowerDsine is a recognized leader in its PoE product offerings for a wide range of rapidly growing applications," said James J. Peterson, Microsemi's President and CEO. "We believe the addition of PowerDsine's experienced team of analog and mixed signal design engineers will yield excellent results both in the PoE market and more broadly across a number of important commercial analog and mixed signal markets we serve today. We are also excited to develop Microsemi's presence in Israel to leverage the country's outstanding engineering talent base."

The transaction complements Microsemi's analog mixed-signal product portfolio and bolsters the Company's presence in the communications market. PowerDsine has been a pioneer in the development of PoE, a technology that allows power to be transmitted over the same network cable as data, and is a leader in this fast-growing market. The number of PoE enabled switch ports is estimated to grow from approximately 28 million in 2005 to over 100 million by 2009. The growing demand for PoE capability has been driven by a range of networked applications including VoIP phones, WLAN access points and remote security cameras that increasingly rely upon power delivered over the network. Ethernet switch vendors look to PoE solutions from PowerDsine to integrate this complex power management and communications capability into their product offerings.

Microsemi will continue to support PowerDsine's product roadmaps for both the midspan and integrated product lines.

"We are very pleased to join Microsemi's team," said Igal Rotem, CEO of PowerDsine. "This business combination will result in a very powerful value proposition to customers, investors and employees. Microsemi shares PowerDsine's vision of providing customers with solutions that are designed from a system point of view. This integration will provide the combined resources and capabilities of both companies to further address and fulfill the needs of our customers."

PowerDsine employs approximately 136 employees worldwide, which includes 94 engineers, and has facilities in Hod Hasharon, Israel; San Jose, California; and Melville, New York; and regional sales offices in China, India, Japan, Taiwan and the United Kingdom.

About the Transaction

The boards of directors of both companies have unanimously approved the definitive agreement. The transaction is subject to satisfaction of customary closing conditions that include Israeli court approval, regulatory approvals and the PowerDsine shareholders' approval, and is expected to close in the second quarter of Microsemi's fiscal year 2007. After the transaction, Microsemi will have approximately 79 million fully diluted shares outstanding, with current Microsemi shareholders owning approximately 96% and current PowerDsine shareholders owning approximately 4% of the combined company's shares.

Thomas Weisel Partners LLC served as financial advisor to Microsemi and Needham & Company, LLC provided a fairness opinion to Microsemi. Citigroup served as financial advisor to PowerDsine.

PowerDsine issued a separate press release today reporting its third quarter financial results. Please refer to this release for more details.

THIS IS NOT AN OFFER TO SELL SECURITIES AND NOT A SOLICITATION OF AN OFFER TO BUY SECURITIES. IF MICROSEMI REGISTERS ITS SHARES FOR SALE IN THIS TRANSACTION, THE SHAREHOLDERS OF POWERDSINE SHOULD READ THE MICROSEMI REGISTRATION STATEMENT REGARDING THIS TRANSACTION WHEN IT BECOMES AVAILABLE AS IT CONTAINS IMPORTANT INFORMATION. ANY REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED IN CONNECTION THEREWITH OR INCORPORATED BY REFERENCE THEREIN WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV OR FROM THE SECRETARY OF MICROSEMI UPON REQUEST.

Conference Call on October 24, 2006

Management will be hosting a webcast conference call today, October 24, at 8:00 a.m. EDT that will be accessible on the Company's website under the Investor Relations and Webcasts section at http://investor.microsemi.com/medialist.cfm. To listen to the conference call live by telephone, dial (877) 264-1110 or (706) 634-1357, using the access code 9607252, approximately ten minutes before the start time. A telephone playback will be available within two hours after the completion of the call and can be accessed by calling (800) 642-1687 or (706) 645-9291 and using the access code 9607252. A replay of the webcast will be available for 30 business days.

About Microsemi Corporation

Microsemi Corporation, with corporate headquarters in Irvine, California, is a leading designer, manufacturer and marketer of high performance analog and mixed signal integrated circuits and high reliability semiconductors. The company's semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi's products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance and reliability, battery optimization, reducing size or protecting circuits. The principal markets the company serves included implanted medical, defense/aerospace and satellite, notebook computers, monitors and LCD TV's, automotive and mobile connectivity applications. More information may be obtained by contacting the company directly or by visiting its web site at http://www.microsemi.com.

About PowerDsine

PowerDsine designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. Midspans are sold via leading distributors worldwide. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding, active and contributing member of the IEEE 802.3af and 802.3at Task Forces and the Ethernet Alliance. For more information, please visit http://www.powerdsine.com

PLEASE READ THE FOLLOWING FACTORS THAT CAN MATERIALLY AFFECT MICROSEMI'S FUTURE RESULTS.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Any statements set forth in the news release that are not entirely historical and factual in nature are forward-looking statements. For instance, all statements of belief and all statements about plans or expectations are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Potential risks and uncertainties regarding the acquisition of PowerDsine include, but are not limited to, the inability to close the acquisition transaction referred to in this press release for failure to obtain Israeli court approval, regulatory approval, shareholder approval, or any other reason, uncertainty as to the future profitability, if any, from the acquisition transaction referred to in this press release, and adverse impacts on the PoE markets or the speed of growth of the PoE market. The potential risks and uncertainties also include, but are not limited to, such factors as changes in generally accepted accounting principles, the difficulties regarding the making of estimates and projections, the hiring and retention of qualified personnel in a competitive labor market, acquiring, managing and integrating new operations, businesses or assets, closing or disposing of operations or assets, or possible difficulties in transferring work from one plant to another, rapidly changing technology and product obsolescence, difficulties predicting the timing and amount of plant closure costs, the potential inability to realize cost savings or productivity gains and to improve capacity utilization, potential cost increases, weakness or competitive pricing environment of the marketplace, uncertain demand for and acceptance of the company's products, adverse impacts on analog / mixed-signal markets, results of in-process or planned development or marketing and promotional campaigns, changes in demand for products, difficulties foreseeing future demand, effects of limited visibility of future sales, potential non- realization of expected orders or non-realization of backlog, product returns, product liability, and other potential unexpected business and economic conditions or adverse changes in current or expected industry conditions, business disruptions, epidemics, disasters, wars or potential future effects of the tragic events of September 11, 2001, variations in customer order preferences, fluctuations in market prices of the company's common stock and potential unavailability of additional capital on favorable terms, difficulties in implementing company strategies, dealing with environmental or other regulatory matters or litigation, or any matters involving litigation, contingent liabilities or other claims, difficulties and costs imposed by law, including under the Sarbanes-Oxley Act of 2002, difficulties in determining the scope of, and procuring and maintaining, adequate insurance coverage, difficulties, and costs, of protecting patents and other proprietary rights, work stoppages, labor issues, inventory obsolescence and, difficulties regarding customer qualification of products, manufacturing facilities and processes, and other difficulties managing consolidation or growth, including in the maintenance of internal controls, the implementation of information systems, and the training of personnel. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in the company's most recent Form 10-K and subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors shall be identified from time to time in Microsemi's future filings. Microsemi does not undertake to supplement or correct any information in this release that is or becomes incorrect.

Investor Inquiries: David R. Sonksen, Microsemi Corporation, Irvine, CA (949) 221-7101.

Contacts:

Microsemi Corporation
David R. Sonksen
Executive Vice President and CFO
Phone: (949) 221-7101
Email: dsonksen@microsemi.com

Or-

PowerDsine Ltd.
Julie Shafiki
Director of Corporate Communications
Tel: +972-9-775-5118
Email: julies@powerdsine.com

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PowerDsine is a registered trademark of PowerDsine Ltd. All other trade names are the property of their respective owners.
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